As filed with the Securities and Exchange Commission on November
23, 1994

Registration No. 33 -
_____________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________

FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_____________________________________________________________

PLM INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware                                               94-3041257
(State or other jurisdiction                           (I.R.S. Employer
of incorporation or                                    Identification
organization)                                          Number)

One Market                                              Stephen Peary
Steuart Street Tower                                    Senior Vice President,
Suite 900                                               Secretary and
San Francisco, California                               General Counsel
94105-130                                               One Market
(415) 974-139                                           Steuart Street Tower
(Address, including zip                                 Suite 900
code, and telephone number,                             San Francisco, CA
including area code,                                    94105-1301
of Registrant's principal                               (415) 974-1399
executive offices)                                 (Name, Address, including
                                                    zip code and telephone
                                                    number, including area
                                                    code of agent for
                                                    service)

_______________________________________________________________

copies to:
Morgan P. Guenther, Esq.
Farella, Braun & Martel
235 Montgomery Street, Suite 3000
San Francisco, California 94104
(415) 954-4431
_______________________________________________________________

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE
SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (BOX IS CHECKED WITH AN "X")

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. (BOX IS LEFT BLANK)
_______________________________________________________________

CALCULATION OF REGISTRATION FEE
                                                                                    Proposed
                                                           Proposed                 Maximum
Title of Each                     Amount                   Maximum                  Aggregate
Class of Securities               to be                    Offering Price           Offering
to be Registered                  Registered               Per Share                Price<F1>

Common Stock,
$.01 par value
per share, with
attached common
share purchase
rights                            165,000                  $2.85                    $470,250


Amount of Registration Fee

Common Stock,
$.01 par value
per share                         $162.25

<F1>     Estimated solely for purposes of calculating the
registration fee pursuant to Rule 457 (c), based upon the average of the high and low prices on November 18, 1994, as reported on the
American Stock Exchange.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         Pursuant to Rule 429 under the Securities Act of 1933, the prospectus which constitutes part of their Registration
Statement also relates to an aggregate of 410,000 shares of the Registrant's common stock registered on Form S-2, Registration No. 33-55183.

PAGE

                                         PLM INTERNATIONAL, INC.

                          CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                                   OF INFORMATION REQUIRED BY FORM S-2

Item Number and Heading in Form S-2                 Caption in Prospectus


1.          Forepart of the
            Registration State-
            ment and Outside Front
            Cover Page of
            Prospectus                              Facing Page; Outside Front
                                                    Cover Page of Prospectus;
                                                    Cross-Reference Sheet.

2.          Inside Front and Outside
            Back Cover Pages of
            Prospectus                               Available Information;
                                                     Incorporation of Certain
                                                     Information by Reference;
                                                     Table of Contents

3.          Summary Information,
            Risk Factors and Ratio
            of Earnings to
            Fixed Changes                             The Company; Risk Factors

4.          Use of Proceeds                           Use of Proceeds

5.          Determination of
            Offering Price                            Inapplicable

6.          Dilution                                  Inapplicable

7.          Selling Security
            Holders                                   Inapplicable

8.          Plan of Distribution                      Plan of Distribution

9.          Description of
            Securities to be
            Registered                                Description of Common
                                                            Stock

10.         Interest of Named
            Experts and Counsel                       Legal Matters; Experts

11.         Information with
            Respect to the
            Registrant                                The Company; Incorporation
                                                      of Certain Information by
                                                      Reference


12.         Incorporation of
            Certain Informa-
            tion by
            Reference                                 Incorporation of Certain
            Information

13.         Disclosure of
            Commission Position
            on Indemnification
            for Securities
            Act Liabilities                            Inapplicable

PAGE

                            SUBJECT TO COMPLETION, DATED NOVEMBER 23, 1994
PROSPECTUS
                                             575,000 Shares

                                         PLM INTERNATIONAL, INC.

                                              Common Stock
                                            ($.01 Par Value)

            This Prospectus relates to an aggregate of 575,000 shares of the common stock, $.01 par value per share (the "Common Stock"), of PLM International, Inc., a Delaware corporation (the "Company"), to be distributed only to those participants in the Company's Employee Stock Ownership Plan (the "Plan") who are no longer employees of the Company ("Former Employees"). The Company will not receive any proceeds from the distribution of the Common Stock hereunder.

            The Common Stock is traded on the American Stock
Exchange ("AMEX") under the symbol PLM. On November 18, 1994, the closing price of the Common Stock as reported by the AMEX was $2.875 per share.

            In accordance with the Plan, shares of Common Stock offered hereby are proposed to be distributed to Former Employees (or, in some cases, transferred to qualified rollover accounts maintained by Former Employees) (i) as soon as practicable, as to each Former Employee holding a vested account balance with a value (as defined in the Plan) equal to or less than $3,500, (ii) as soon as practicable, as to any Former Employee holding a vested account balance in excess of $3,500 who elects to receive such a distribution, or (iii) if sooner, upon termination of the Plan. See "Termination of Employee Stock Ownership Plan" and "Plan of Distribution."
                                          ____________________

            See "Risk Factors" herein for a discussion of certain
factors that should be considered in connection with this
offering.
                                          ____________________

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                          ____________________

            The date of this Prospectus is November ____, 1994.
PAGE

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


PAGE

No dealer, salesperson or any other person has been authorized to give any information or make any representations, other than those contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

                                            TABLE OF CONTENTS

                                                            Page

Available Information                                       5

Incorporation of Certain
            Information by Reference                        7

Risk Factors                                                10

The Company                                                 11

Termination of Employee
            Stock Ownership Plan                            16

Description of Common Stock                                 18

Use of Proceeds                                             18

Price Range of Common Stock                                 18

Plan of Distribution                                        19

Legal Matters                                               19

Experts                                                     19


PAGE

                                          AVAILABLE INFORMATION

            The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006 on which exchange the Common Stock is listed. In addition, copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates.

            This Prospectus constitutes part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. In accordance with the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

            This Prospectus is accompanied by a copy of the Company's annual report on Form 10-K for the year ended December 31, 1993, as amended, its quarterly report on Form 10-Q for the quarter ended September 30, 1994, and its Notice and Proxy Statement for the Company's Annual Meeting of Stockholders held on May 26, 1994.

                            INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

            The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus, except as superseded or modified herein:

    (i)           Annual Report on Form 10-K for the year ended
                  December 31, 1993, as amended;

    (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994, as amended, and September 30, 1994; and

    (iii)         Current Report on Form 8-K dated June 17, 1994.

    Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in an accompanying supplement to this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Upon written or oral request of any person to whom a Prospectus is delivered, the Company will provide, without charge, a copy of any or all of the documents which have been incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests for such documents should be directed to Secretary, PLM International, Inc., One Market, Steuart Street Tower, Suite 900, San Francisco, CA 94015-1301, telephone: (415) 974-1399.

                                              RISK FACTORS

    Prior to making an investment decision, prospective investors should consider carefully, together with the other information contained or incorporated into this Prospectus, the following:

Uncertainty of Future Profitability

    The Company's net income (loss) to common shares for each of the three years ended December 31, 1991, 1992 and 1993 was $3,063,000, ($25,271,000) and $1,432,000, respectively. For the nine months ended September 30, 1994, the Company's net loss to common shares was ($10,415,000). There can be no assurance that net losses will not continue to occur in the future.

    Termination of the ESOP will result in significant charges to earnings for the year of termination. See "Termination of Employee Stock Ownership Plan". There can be no assurance that the charges to earnings and taxes payable as a result of termination will not be higher than currently anticipated.

Competition

    The transportation equipment leasing industry is highly competitive. The Company competes with numerous domestic and foreign leasing companies, some of which are much larger than the Company, or are divisions of much larger companies, and have greater financial resources than the Company. In addition, if the available supply of transportation equipment were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling such equipment, the Company's competitive position could be adversely affected.

Risks of Equipment Leasing Business

    Equipment leasing is subject to various business risks including the availability of suitable equipment, regulatory requirements, lessee defaults and factors which influence the ability to sell or re-lease equipment, such as the condition of the equipment, changes in usage or economics of equipment in particular industries and the cost of comparable new equipment. In addition, the demand for leased equipment depends on domestic and international economic conditions and import-export volumes. Suppliers of leased equipment, such as the Company, are dependent upon decisions by shipping lines and other transportation companies to lease rather than buy their equipment. When the volume of world trade decreases, the Company's business of leasing equipment may be adversely affected as the demand for such equipment is reduced. The volume of world trade, and consequently the Company's business, is subject to general economic conditions, such as rates of inflation, fluctuations in general business conditions, governmental regulation and the availability of financing at favorable rates. Most of these factors are outside the control of the Company. A substantial decline in world trade may also adversely affect the Company's customers, leading to possible defaults and the return of equipment prior to the end of a lease term.

Risks of Syndication Business

    The success of the Company's syndication business depends upon a number of factors which are not within the control of the Company, including dependence on independent broker-dealers to market investment programs, changes in tax laws associated with publicly syndicated partnerships and comprehensive regulation associated with the sale of securities. In 1993, the Company's syndication sales declined 17% from 1992 levels, while industry-wide equipment leasing syndication sales declined 30%. There can be no assurance that such declines will not continue in the future.

Volatility of Residual Value of Equipment; Recent Reductions in Carrying Value

    Although the Company's operating results primarily depend upon equipment leasing and syndication fees, the Company's profitability is also affected by the residual values (either for sale or continued operation) of its equipment upon expiration of its leases. These values, which can vary substantially, depend upon, among other factors, the maintenance standards observed by lessees, the need for refurbishment, the ability of the Company to remarket equipment, the cost of comparable new equipment, the availability of used equipment, rates of inflation, market conditions, the costs of materials and labor, regulatory requirements and the obsolescence of the equipment. Most of these factors are outside the control of the Company. In 1992 and 1993, the Company reduced the carrying value of certain equipment by $36.2 million and $2.2 million, respectively.
For the nine months ended September 30, 1994, the Company reduced the carrying values of certain assets by $4.2 million.

No Dividends on Common Stock

    The Company has not paid a common stock dividend since 1991, and the Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. The payment of dividends on the Company's Common Stock is restricted by the terms of the Company's credit agreements with its lenders.

Certain Anti-takeover Provisions

    Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as the Company's Shareholder Rights Plan and employment contracts, could have anti-takeover effects on the Company. These provisions include certain supermajority voting requirements, limitations on stockholder action without a meeting, and on the calling of special meetings by stockholders, the establishment of a classified Board of Directors and certain advance notice requirements. See "Description of Common Stock." Additionally, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law which places restrictions on business combinations with persons deemed "interested stockholders." These provisions could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company.

Shares Eligible for Future Sale

    Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Common Stock. In addition to the shares of Common Stock offered hereby, upon termination of the ESOP, it is expected that approximately 1,600,000 additional shares of Common Stock will become eligible for sale in the public market. At June 30, 1994, the Company had 537,301 stock options outstanding of which 169,083 were currently exercisable.

Possible Volatility of Stock Price

    The market price of the Common Stock could be subject to significant fluctuations in response to variations in operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

Dependence on Certain Employees

    Each of the Company's executive officers has responsibility for an important segment of the Company's operations. The loss of any of such person's services could have a material adverse effect on the Company's business, financial condition and results of operations.

Restrictions Imposed By Debt Instruments

    The Company's debt facilities prohibit a merger or consolidation of the Company and the sale of substantially all of its assets without the prior approval of its lenders. The Company is also restricted by its debt facilities in its ability to declare and pay dividends; redeem, repurchase or retire its capital stock; make other distributions in respect of its capital stock and make investments in certain subsidiaries and joint ventures. The Company's debt facilities contain other restrictions on operations other than described herein (see "Recent Developments -- Senior Debt Refinancing") which the Company believes will not materially impact its ability to do business in the ordinary course.

                                              THE COMPANY

General

    PLM International, Inc. (the "Company") is a transportation equipment leasing company specializing in the management of equipment on operating leases domestically and internationally. The Company also sponsors syndicated investment programs organized to invest primarily in transportation equipment. The Company operates and manages approximately $1.4 billion of transportation equipment and related assets for its account and various investment partnerships and third party accounts.

    The Company was incorporated under the laws of Delaware in May 1987. The executive offices of the Company are located at One Market, Steuart Street Tower, Suite 900, San Francisco, California 94105 and its telephone number is (415) 974-1399.

Recent Developments

    Senior Debt Refinancing

    On June 30, 1994, the Company completed the refinancing of its $31,500,000 aggregate principal amount of senior secured debt with a new credit facility (the "Credit Facility") in the principal amount of $45,000,000. $35,000,000 of the Credit Facility bears interest at the fixed rate of 9.78% per annum. $10,000,000 of the Credit Facility bears interest at a floating rate equal to three-month LIBOR plus 2.75%. Interest is payable quarterly in arrears. Quarterly principal installments commence June 30, 1997. The Credit Facility matures on June 30, 2001 and is secured by substantially all of the Company's transportation equipment and related leases. The loan agreement for the Credit Facility contains a minimum collateral coverage ratio covenant (200%); a maximum note balance to net worth ratio covenant (100%); a minimum consolidated net worth covenant ($40,000,000); a minimum interest coverage ratio covenant (225%) and a maximum funded debt ratio covenant (65%).

    Purchase of Outstanding Stock and Subordinated Debt

    Transcisco Industries, Inc. ("Transcisco") was the record holder of 3,367,367 shares of the Company's Common Stock (the "TNI Shares"), equal to approximately 31.5% of outstanding Common Stock. In July 1991, Transcisco filed a petition for reorganization in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). In October 1993, the Bankruptcy Court issued an order confirming a Joint Plan of Reorganization of Transcisco (the "Plan").
The Plan provides, among other things, for the cancellation of certain indebtedness owing to the Transcisco Official Bondholders' Committee (the "OBC") by Transcisco in exchange for the TNI Shares and for a $5,000,000 subordinated note issued by the Company (the "Note"), with Transcisco retaining a 40% interest in the Note.

    Subsequent to adoption of the Plan, the Company and the OBC held discussions regarding purchase or placement of the TNI Shares to be acquired by the OBC pursuant to the Plan, and to this end, the Company entered into three stock purchase agreements with purchasers not affiliated with the Company
(the "Purchasers") pursuant to which, among other things, the Purchasers would acquire 2,445,000 of the TNI Shares for a cash purchase price of $3.25 per share. It was contemplated that, concurrent with the acquisition of these shares by the Purchasers, the remaining 922,367 TNI Shares would be acquired by the Company for cash at the same $3.25 price per share. In addition, it was contemplated that the Company would repay, concurrent with the purchase of the TNI Shares, the Note. Consummation of the foregoing transactions occurred on October 13, 1994.

    Impact of New ESOP Accounting Pronouncement

    On November 22, 1993 the American Institute of Certified Public Accountants issued Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6) which changes the way companies report transactions with leveraged employee stock ownership plans ("ESOPs") for financial statement purposes, including the following: (i) compensation expense is to be recognized based on the fair value of shares committed to be released to employees; (ii) interest received on loans to ESOPs is not recorded as income;
(iii) only dividends on allocated shares are reflected as a reduction to income to common shareholders; and (iv) the previously reported loan to Employee Stock Ownership Plan is not recognized under SOP 93-6, instead an amount representing the unearned compensation related to the unallocated shares is reported as a reduction of Preferred Stock. The Company elected to adopt SOP 93-6 in the third quarter, which required the previously issued financial statements to be restated for the change in accounting as of January 1, 1994. The adoption of SOP 93-6 resulted in a non-cash charge to earnings of $5.1 million for the impact of the change in accounting principle and was recorded as of the beginning of the year of adoption. Additionally, SOP 93-6 eliminates the recognition of interest income on the Company's loan to the ESOP and records the entire tax benefit of the ESOP as a reduction in income tax expense.


                              TERMINATION OF EMPLOYEE STOCK OWNERSHIP PLAN

General

    The Board of Directors established the Company's Employee Stock Ownership Plan (the "Plan") on August 21, 1989. The Plan is a defined contribution plan which was established to invest primarily in qualified employer securities issued by the Company. On August 21, 1989, the Company borrowed $63,654,993 from a group of banks to finance the Plan. The Company immediately reloaned that amount to the Plan and made an initial contribution to the Plan of $345,007. The Plan then utilized $64,000,001 of the foregoing amount to purchase 4,923,077 shares of the Company's newly issued Series A Preferred Stock. All of those shares were initially held in a pledge account (the "Loan Suspense Account") and have been released from the Loan Suspense Account for allocation to participants as payments were made on the Plan's indebtedness to the Company. As a condition to their loans to the Company, the banks required the Company to provide security for the loans, which security, except for a short period in 1990, took the form of cash (or cash equivalents) deposited in a collateral account maintained by one of the banks. This collateral is referred to as the "restricted cash collateral." Except for the form of the collateral, the terms of the loans from the banks to the Company and from the Company to the Plan have substantially identical terms and substantially identical principal balances.

    The Plan received a determination letter from the Internal Revenue Service which states that the Plan (and the related trust) are exempt from Federal income taxation under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and qualify as an employer stock ownership plan under section 4975(e)(7) of the Code. Under the terms of the Plan, all employees of the Company and its subsidiaries who are United States citizens are eligible to participate in the Plan after the satisfaction of certain age and service requirements. Under the terms of the Plan, the Company retained the right to terminate the Plan at any time.

    The Company's Board of Directors has determined to terminate the Plan. The Board's decision was based on several factors. First, the Company anticipated that the cash collateral initially required as part of the Plan financing described above could ultimately be fully accessed for use in the Company's business. Instead, however, the banks required that all such amounts be held in a collateral account which could only be invested in certificates of deposit and similar low yielding investments. The Plan financing arrangement has for that reason continuously reduced corporate earnings and growth. Second, employees have generally been dissatisfied with the Plan as a vehicle for retirement planning. An employee stock ownership plan like the Plan generally provides an undiversified investment, and the annual allocation of an increased number of shares to participants has unfortunately been matched by a decline in the value of the Company's outstanding Common Stock. The Company's Board of Directors determined to terminate the Plan because it was satisfying neither the Company's nor the participants' expectations and could not be expected to do so in the foreseeable future. Termination of the Plan is contingent on, among other things, the receipt of a favorable IRS determination letter as to the qualified status of the Plan as of the date of termination under the rules and regulations of the Code. At September 30, 1994, the assets of the Plan consisted of 4,901,474 shares of Series A Preferred Stock (the "Preferred Stock"). Upon Plan termination, each share of Preferred Stock held by the Plan which has been allocated to Plan participants will become 100% vested; upon distribution each allocated share will automatically convert to one share of Common Stock. In addition, a proposed amendment to the Company's Certificate of Designation of Series A Preferred Stock (the "Certificate of Designations") has been submitted to the PLM shareholders for approval prior to termination of the Plan. Under the proposed amendment, the allocated shares of Preferred Stock would also automatically convert to common shares in the event those shares are transferred to the trustee of the Company's profit sharing plan.

    Termination of the Plan will result in the distribution to each Plan participant (or, transfer to the participant's account in the Company's profit sharing plan) of shares of PLM Common Stock, and the Preferred Stock which has been allocated to such participant's account as of the date of termination will be cancelled. Assuming termination on or about December 31, 1994, it is estimated that approximately 2,000,000 common shares (including shares covered by the Registration Statement of which this Prospectus is a part) will be distributed to (or to the accounts of) a total of approximately 315 Plan participants, including up to 575,000 shares distributed on or before termination of the Plan to participants who are no longer employees of the Company ("Former Employees"), which shares are covered by the Registration Statement of which this Prospectus is a part. See "Plan of Distribution". All such shares would be freely tradeable and listed on the AMEX.

    Shares of Preferred Stock held by the Plan which have not been allocated to participants' accounts at the date of termination (i.e. approximately 2,900,000 shares assuming termination on or about December 31, 1994) will be surrendered in exchange for the cancellation of all indebtedness of the Plan then owing to the Company, plus a Company contribution of $100,000. The unpaid principal balance of such indebtedness to the Company is currently in excess of the price ($13.72 per share) at which those shares may be called for redemption. In addition, the corresponding bank indebtedness of the Company related to the Plan will be repaid using restricted cash collateral. As of September 30, 1994, the principal amount of this indebtedness was $47,300,000 and it was fully secured by restricted cash collateral. Depending on prevailing interest rates at the time of termination, gain or loss may be recognized on the liquidation of the collateral to be used to repay this indebtedness.

    Termination of the Plan and the related Plan loan will eliminate payment by the Company of the annual dividend on the Preferred Stock now held by the Plan. For the year ended December 31, 1993, the aggregate pretax amount of this dividend was $7,030,000. Approximately $2,700,000 of previously paid, unamortized Plan loan fees and other costs have been charged to earnings for the period ended September 30, 1994 which will result in a like reduction in shareholders' equity.

    Further, as a result of the Plan termination, the cost recorded for previously allocated Plan shares will be adjusted as required by current accounting principles. The impact of this possible change in accounting for allocated shares will be reflected as a reduction to income to common shareholders of approximately $5,500,000 and will result in a corresponding increase to additional paid in capital. The Company's total stockholders' equity will not be impacted by this accounting charge for the allocated shares.

Certain Federal Income Tax Consequences

    THE FOLLOWING FEDERAL INCOME TAX DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF FEDERAL TAXATION THAT MAY BE RELEVANT TO PARTICULAR PLAN PARTICIPANTS SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS (FOR EXAMPLE, NON-U.S. PERSONS); AND IT DOES NOT ADDRESS ANY TAX CONSEQUENCES ARISING OUT OF THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE APPROPRIATE COURSE FOR ANY INDIVIDUAL PARTICIPANT TO FOLLOW WILL DEPEND ON THE PARTICIPANT'S INDIVIDUAL FINANCIAL SITUATION.
ACCORDINGLY, PLAN PARTICIPANTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF RECEIPT OR ROLLOVER OF A DISTRIBUTION.

    The direct receipt by a Plan participant of shares of Common Stock in a distribution from the Plan, as described in the "Plan of Distribution", generally will be taxable to the participant in the taxable year in which the distribution is made. Where the fair market value of the shares is less that the Plan's basis in these shares, as is anticipated with respect to any shares to be distributed to Former Employees from the Plan under the Plan of Distribution, the participant will be subject to federal income tax at ordinary income rates on the fair market value of the shares of Common Stock distributed. If a participant receives a direct distribution prior to age 59 and 1/2, an additional 10% tax may be imposed. No federal income tax withholding will be required because the distribution will consist only of shares of Common Stock of the employer and limited cash reflecting fractional shares. However, because the distribution will be taxable, a participant may be subject to tax penalties under the estimated tax payment rules if payments of estimated tax and withholding, if any, are not adequate. Former Employees who were born prior to 1936 and have been participants in the Plan for at least 5 taxable years prior to the distribution may be entitled to five- or ten-year averaging with respect to the distribution, if they have received no other distributions after separation from service or attainment of age 59 and 1/2 in a prior taxable year. Similar rules on the taxation of distributions apply to distributions received by a beneficiary of a participant, except that no 10% premature distribution penalty will be imposed, no minimum participation is required for income averaging, and different withholding rules may apply.

    To defer taxation on a direct distribution, the participant generally may rollover all or a portion of the shares received in a distribution from the Plan, or the proceeds from their sale, to an IRA or a tax-qualified plan within 60 days of the participant's receipt of the distribution. Any amounts rolled over, and any income earned thereon, would not be subject to the federal income taxation until subsequently distributed from the recipient qualified plan or IRA.

    The direct rollover of the participant's Plan account balance to an IRA or a tax-qualified defined contribution plan (i.e., a plan other than a plan sponsored by the Company), as described in "Plan of Distribution", generally will not be subject to federal income tax, including withholding, in the year the transfer or direct rollover is made. A distribution so transferred or directly rolled, and any income earned thereon, generally will not be taxed until it is ultimately distributed to the participant from the recipient plan or IRA. A rollover or direct rollover of a distribution may foreclose later use of income averaging upon distribution from a recipient plan. (A rollover or direct rollover may be made by a spousal beneficiary only to an IRA; a non-spouse beneficiary may not roll over a distribution.)

                                       DESCRIPTION OF COMMON STOCK

    The following description summarizes certain provisions of the Company's Certificate of Incorporation (the "Certificate") and Bylaws and of the Shareholder Rights Plan dated as of March 12, 1989 (the "Plan") between the Company and First Interstate Bank of California, as Rights Agent. Such descriptions do not purport to be complete and are qualified in their entirety by reference to such Certificate, Bylaws and Plan, copies of which are included or incorporated by reference as exhibits to the Registration Statement of which this Prospectus constitutes a part.

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. At September 30, 1994, there were issued and outstanding 10,501,780 shares of Common Stock and 4,901,474 shares of Preferred Stock. The Transfer Agent and Registrar for the Common Stock is First Interstate Bank, P. O. Box 7558, San Francisco, California 94120-7558.

    Subject to the rights and preferences of any series of preferred stock which may be designated and issued, the holders of the Company's Common Stock are entitled to dividends when and if declared by the Board of Directors, and upon liquidation to share pro rata in any and all assets remaining after the payment of corporate liabilities. The Company's Common Stock has no preemptive or other subscription rights, and outstanding shares of such stock are fully paid and nonassessable. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

    Each share of Common Stock has one vote on all matters submitted to stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors.

Certain Provisions of the Certificate of Incorporation and Bylaws

    Several provisions of the Company's Certificate and Bylaws may have the effect of deterring a takeover of the Company. These provisions include (i) the requirement that 80% of the outstanding shares of voting stock approve certain mergers, sales of assets or other business combinations with stockholders holding 10% or more of the outstanding shares, unless the transaction is recommended by a majority of the disinterested directors, (ii) a prohibition on stockholder action by written consent without a meeting and on the calling by stockholders of special meetings of stockholders, (iii) a requirement that directors of the Company may be removed by the stockholders only for "cause" and then only by a vote of 80% of the outstanding shares, (iv) the establishment of a 80% vote to amend certain provisions of the Certificate and the Bylaws, (v) the classification of the company's Board of Directors into three classes serving staggered three-year terms, and (vi) a requirement of advance notification of stockholders' nomination for directors and other proposals.

Shareholder Rights Plan

    On March 13, 1989, the Company's Board of Directors declared a dividend distribution to shareholders of record of one common share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles that holder to purchase from the Company one share of Common Stock at a cash purchase price of $30.00, subject to adjustment. The terms of the Rights are set forth in the Plan. The Rights are not exercisable until the Distribution Date referred to below and will expire at the close of business on March 31, 1999, unless earlier redeemed by the Company as described below.

    Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be issued with newly issued shares of Common Stock and (ii) Rights will be evidenced by the Common Stock certificates and the transfer of Common Stock certificates will also constitute the transfer of the Rights associated with such Common Stock. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date.

    The Rights will separate from the Common Stock and a Distribution Date (as defined in the Plan) will occur, in general, upon the earlier of (i) 15 days following a public announcement that a person (an "Acquiring Person") has acquired 15% or more of the outstanding Common Stock (the "Stock Acquisition Date"), or (ii) 15 business days following the commencement of a tender or exchange offer for 20% or more of the outstanding Common Stock.

    From and after the Stock Acquisition Date, among other things, each Right will entitle the holder to receive, upon exercise, shares of Common Stock having a value equal to two times the exercise price of the Right. In addition, the Board of Directors may, at its option, exchange the Rights for a determinable number of shares of Common Stock or for substitute consideration in the form of cash, Common Stock equivalents, debt securities or other assets in any combination. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination, (ii) the Company survives a merger or business combination in which Common Stock is exchanged for other securities, assets or property or
(iii) 50% or more of the Company's assets or earning power is sold or transferred, each Right will entitle the holder to receive, upon exercise, common shares of the acquiring person having a value equal to two times the exercise price of the Right.

    In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time prior to the Stock Acquisition Date.

                                             USE OF PROCEEDS

    The Company will not receive any proceeds from the distribution of shares of Common Stock hereby. See "Plan of Distribution."

                                       PRICE RANGE OF COMMON STOCK

    The Company's Common Stock trades (under the ticker symbol "PLM") on the American Stock Exchange ("AMEX"). The table below sets forth the high and low prices of the Company's Common Stock for the periods indicated as reported by the AMEX. No dividends were declared on Common Stock for these periods.

Calendar Quarter                                 High                      Low

            1992
    1st Quarter                                  $  3.875                  $  2.375
    2nd Quarter                                  $  2.625                  $  1.750
    3rd Quarter                                  $  2.375                  $  1.625
    4th Quarter                                  $  1.936                  $  1.562

            1993

    1st Quarter                                  $  3.125                  $  1.750
    2nd Quarter                                  $  2.563                  $  2.000
    3rd Quarter                                  $  2.500                  $  2.000
    4th Quarter                                  $  2.750                  $  2.000

            1994

    1st Quarter                                  $  3.875                  $  2.125
    2nd Quarter                                  $  3.687                  $  2.500
    3rd Quarter                                  $  3.563                  $  2.875


    On November 18, 1994, the closing price reported on the AMEX was $2.875 per share. At that date, the Company had approxi-mately 13,000 shareholders of record. The payment of divi-dends on the Company's Common Stock is restricted by the terms of the Company's credit agreements with its lenders, including restrictions based on cash flow and net income.


                                          PLAN OF DISTRIBUTION

    Under the terms of the Plan, distributions to Former Employees of vested account balances (the "Vested Balances") are made in shares of Common Stock. Such distributions are expected to commence (i) as soon as practicable, as to each Former Employee holding a Vested Balance with a value that is equal to or less than $3,500 on the date immediately preceding the date of the distribution (and has never exceeded $3,500 at the time of any prior distribution), (ii) as soon as practicable, as to any Former Employee holding a Vested Balance in excess of $3,500 who elects to receive such a distribution on account of his Vested Balance in accordance with the elective distribution provisions of the Plan or (iii) if sooner, upon termination of the Plan. Upon termination, all allocated but unvested shares held by th/e Plan become 100% vested.

    If the Company's Profit Sharing Plan is in existence upon termination of the Plan, then the Vested Balance of each Former Employee holding a Vested Balance with a value greater than $3,500 who does not elect to receive a direct distribution of his or her account balance prior to termination of the Plan shall be transferred to the Former Employee's account in the Profit Sharing Plan unless the Former Employee elects to receive a direct distribution on Plan termination. In addition, prior to any distribution to a Former Employee, the Former Employee may elect a direct rollover of his or her Vested Balance into an individual retirement account ("IRA") or a tax-qualified defined contribution plan (i.e., a plan other than a plan sponsored by the Company) that accepts the rollover. See "Termination of Employee Stock Ownership Plan -- Certain Federal Income Tax Consequences".

    The Company currently anticipates that the shares of Common Stock offered hereunder will be distributed to or for the accounts of approximately 159 Former Employees on account of their Vested Balances. No compensation will be payable by Former Employees in connection with such distributions. No underwriters or sales agents will be used, and no commissions or discounts will be paid, in connection with the distribution to or for the accounts of Former Employees of such shares of Common Stock.

                                              LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Farella, Braun & Martel, San Francisco, California. Certain matters relating to the form of certain amendments to the Plan will be passed upon for the Company by Steptoe & Johnson, Washington, D.C.

                                                 EXPERTS

    The financial statements and schedules of PLM International, Inc. as of December 31, 1993 and 1992 and for each of the years in the 3-year period ended December 31, 1993 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                                                 PART II
                                 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

    The expenses of the offering are estimated to be as follows:

    Securities and Exchange Commission
            Registration Fee                                    $  162.25
    Legal Fees and Expenses                                        2,500*
    Accounting Fees and Expenses                                   2,500*
    Printing Expenses                                              1,000*
    Miscellaneous                                                  1,000*
            Total                                                $7,162.25

* Amount estimated

    All of the above expenses will be borne by the Company.

Item 15.  Indemnification of Directors and Officers.

    The Registrant has authority under Section 145 of the General Corporation Law of the State of Delaware to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article Tenth of the Registrant's Certificate of Incorporation, referenced as Exhibit 4.1 hereto, provides for indemnification of the Registrant's officers and directors to the full extent provided in Section
145.  Article VIII of the Registrant's Bylaws, referenced as
Exhibit 4.2 hereto, also provides for indemnification of the Registrant's officers, directors, employees and agents. In addition, the Company has entered into indemnification agreements with its directors which require the Company to indemnify any director, to the fullest extent permitted by law, against any losses, claims, damages and expenses arising out of or in connection with his service as a director. These agreements also require the Company to obtain and maintain insurance for indemnification which is adequate on light of industry standards and reasonable business practice.

    Section 102 of the General Corporation Law of the State of Delaware permits the limitation of a director's personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not made in good faith. Article Tenth of the Registrant's Certificate of Incorporation limits directors' personal liability to the extent permitted by Section 102.

    Article Tenth of the Registrant's Certificate of Incorporation and Article VIII of the Bylaws also provide that the Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising our of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability. Even though the Registrant may obtain directors and officers liability insurance in the future, the indemnification provisions contained in the Certificate of Incorporation of the Registrant would remain in place and such provisions will affect not only the Registrant, but its stockholders as well.

Item 16.  Exhibits.

    Exhibit No.                          Description

    4.1 Certificate of Incorporation of Registrant, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange
                     Commission on April 2, 1990.

    4.2 Bylaws of Registrant, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

    4.3 Specimen Common Stock Certificate, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

    4.4 Rights Agreement, as amended, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    5.1 *            Opinion and Consent of Farella, Braun & Martel.

    5.2 *            Opinion and Consent of Steptoe & Johnson.

    10.1 Third Amended and Restated Loan Agreement, dated as of October 28, 1992, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.2 $23,000,000 Note Agreement, dated as of January 15, 1989, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

    10.3 Second Amended and Restated Loan Agreement, dated as of December 9, 1991, incorporated by reference to the Company's Annual Report of Form 10-K filed with the Securities and Exchange Commission on March 30, 1992.

    10.4             Warehousing Credit Agreement, dated as of June 30,
                     1993, as amended.

    10.5 Form of Employment contracts for executive officers, incorporated by reference to the Company's Annual Report of Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.6 Rights Agreement, as amended, filed with Forms 8-K, March 12, 1989, August 12, 1991 and January 23, 1993 and incorporated herein by reference.

    10.7 PLM International Employee Stock Ownership Plan filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

    10.8 PLM International Employee Stock Ownership Plan Trust filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

    10.9 PLM International Employee Stock Ownership Plan Certificate of Designation filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

    10.10 Directors' 1992 Non Qualified Stock Option Plan, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.11 Form of Company Non Qualified Stock Option Agreement, incorporated by reference to the Company's Annual Report on From 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.12 Form of Executive Deferred Compensation Agreement, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.13 Lease Agreement for premises at 655 Montgomery Street, San Francisco, California, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange
                     Commission on April 2, 1990.

    10.14 Office Lease for premises at One Market, San Francisco, California, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1991.

    10.15 Stock Purchase Agreement dated June 1, 1994 between Registrant and Davis Skaggs Investment Management, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

    10.16 Stock Purchase Agreement dated July 20, 1994 between Registrant and Cowen & Co., on behalf of the listed purchasers, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

    10.17 Stock Purchase Agreement dated July 29, 1994 between Registrant and HPB Associates, L.P., incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

    10.18 $45,000,000 Note Agreement dated as of June 30, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994, as amended.

    10.19 Amendment No. 2 to Warehousing Credit Agreement dated as of June 28, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994, as amended.

    10.20 Amendment No. 7 to the Note Agreement dated as of July 22, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994, as amended.

    10.21 Amendments to Employee Stock Ownership Plan dated as of April 20, 1994 and June 17, 1994, incorporated by reference to the Company's
                     Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994, as amended.

    11.1 Statement regarding computation of per share earnings, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, as amended.

    13.1 Annual Report on Form 10-K for the year ended December 31, 1993, as amended, incorporated by reference.

    13.2 Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994, as amended, and September 30, 1994, incorporated by reference.

    23.1 *           Consent of KPMG Peat Marwick LLP.

    23.2             Consent of Farella, Braun & Martel (included in
                     Exhibit 5.1).

    23.3             Consent of Steptoe & Johnson (included in Exhibit
                     5.2).

    24.1             Power of Attorney (contained on page 29 hereof).

*  Filed herewith
Item 17.  Undertakings.

(a)         The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section
13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


PAGE

                                               SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets allof the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on November 23, 1994.


                                 PLM INTERNATIONAL, INC.


                                 By: /s/ Robert N. Tidball
                                 Robert N. Tidball, President
                                 and Chief Executive Officer

                                            POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 23, 1994, each of whom also constitutes and appoints Robert N. Tidball and Stephen Peary, and each of them singly, his true and lawful attorney-in-fact and agent, for him, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and any other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Signature                              Title


/s/ROBERT N. TIDBALL                  President, Chief Executive Officer,
Robert N. Tidball                     Director and Principal Executive
Officer


/s/J. MICHAEL ALLGOOD                 Chief Financial Officer
J.Michael Allgood                     and Principal Financial Officer


/s/J. ALEC MERRIAM                    Chairman of the Board of Directors
J. Alec Merriam


/s/ALLEN V. HIRSCH                    Executive Vice President and Director
Allen V. Hirsch


/s/WALTER E. HOADLEY                  Director
Walter E. Hoadley


/s/ROBERT L. PAGEL                    Director
Robert L. Pagel


/s/HAROLD R. SOMERSET                 Director
Harold R. Somerset

                                            INDEX TO EXHIBITS

    Exhibit No.                               Description

    4.1 Certificate of Incorporation of Registrant, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

    4.2 Bylaws of Registrant, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

    4.3 Specimen Common Stock Certificate, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

    4.4 Rights Agreement, as amended, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    5.1 *                    Opinion and Consent of Farella, Braun &
                             Martel.

    5.2 *                    Opinion and Consent of Steptoe & Johnson.

    10.1 Third Amended and Restated Loan Agreement, dated as of October 28, 1992, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.2 $23,000,000 Note Agreement, dated as of January 15, 1989, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

    10.3 Second Amended and Restated Loan Agreement, dated as of December 9, 1991, incorporated by reference to the Company's Annual Report of Form 10-K filed with the Securities and Exchange Commission on March 30, 1992.

    10.4                     Warehousing Credit Agreement, dated as of
                             June 30, 1993, as amended.

    10.5 Form of Employment contracts for executive officers, incorporated by reference to the Company's Annual Report of Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.6 Rights Agreement, as amended, filed with Forms 8-K, March 12, 1989, August 12, 1991 and January 23, 1993 and incorporated herein by reference.

    10.7 PLM International Employee Stock Ownership Plan filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

    10.8 PLM International Employee Stock Ownership Plan Trust filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

    10.9 PLM International Employee Stock Ownership Plan Certificate of Designation filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

    10.10 Directors' 1992 Non Qualified Stock Option Plan, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.11 Form of Company Non Qualified Stock Option Agreement, incorporated by reference to the Company's Annual Report on From 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.12 Form of Executive Deferred Compensation Agreement, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

    10.13 Lease Agreement for premises at 655 Montgomery Street, San Francisco, California, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

    10.14 Office Lease for premises at One Market, San Francisco, California, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1991.

    10.15 Stock Purchase Agreement dated June 1, 1994 between Registrant and Davis Skaggs Investment Management, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

    10.16 Stock Purchase Agreement dated July 20, 1994 between Registrant and Cowen & Co., on behalf of the listed purchasers, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

    10.17 Stock Purchase Agreement dated July 29, 1994 between Registrant and HPB Associates, L.P., incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

    10.18 $45,000,000 Note Agreement dated as of June 30, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994, as amended.

    10.19 Amendment No. 2 to Warehousing Credit Agreement dated as of June 28, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994, as amended.

    10.20 Amendment No. 7 to the Note Agreement dated as of July 22, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994, as amended.

    10.21 Amendments to Employee Stock Ownership Plan dated as of April 20, 1994 and June 17, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994, as amended.

    11.1 Statement regarding computation of per share earnings, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, as amended.

    13.1 Annual Report on Form 10-K for the year ended December 31, 1993, as amended, incorporated by reference.

    13.2 Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994, as amended, and September 30, 1994, incorporated by reference.

    23.1 *                   Consent of KPMG Peat Marwick LLP.

    23.2 Consent of Farella, Braun & Martel (included in Exhibit 5.1).

    23.3                     Consent of Steptoe & Johnson (included in
                             Exhibit 5.2).

    24.1                     Power of Attorney (contained on page 29
                             hereof).

___________________

*  Filed herewith